June 27, 2025

Huajun Yan
Chief Executive Officer
One & one Green Technologies INC
No. 45 Diliman
1 San Rafael Bulacan, Philippines, 3008

       Re: One & one Green Technologies INC
           Amendment No. 1 to Registration Statement on Form F-1
           Filed June 9, 2025
           File No. 333-284375
Dear Huajun Yan:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1 Filed June 9, 2025 Liquidity and Capital Resources, page 37

1. Please discuss your material cash requirements, including commitments for capital expenditures, as of December 31, 2024. Include in your discussion the general purpose of such requirements and the anticipated sources of funds needed to satisfy such requirements. Refer to Item 5.B.3 of Form 20-F.
Our Corporate Structure and History , page 43

2. Please revise the chart to detail the ownership of your Class A and Class B Ordinary
       Shares and their respective ownership and voting power percentages. In this regard, we note that you have presented the information on an aggregate basis. June 27, 2025
Page 2

Notes to the Consolidated Financial Statements
Note 2.(q) Segment reporting, page F-12

3. Please tell us how your disclosure complies with the requirements of ASU 2023-07 for a single reportable segment. Also refer to ASC 280-10-50.
Note 4. Accounts receivable, net , page F-17

4. Please tell us why your accounts receivable balance increased from $2.65 million at
       December 31, 2023 to $17.4 million at December 31, 2024. Include in your response the amount that has been collected from the amount outstanding at December 31,
       2024.
Note 5. Inventories, page F-17

5. Please explain the difference between materials in transit and raw materials and revise your disclosure accordingly. Refer to ASC 330-10-50.
Note 10. Income Taxes, page F-18

6. Please disclose why taxes payable increased by approximately $2.4 million at
       December 31, 2024.
       Please contact Robert Shapiro at 202-551-3237 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters.
Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services